Exhibit 99.1

IMPERIAL TOBACCO ANNOUNCES BOARD PROMOTION AND NON-EXECUTIVE DIRECTOR APPOINTMENT

Imperial Tobacco Group PLC is pleased to announce, with immediate effect, the appointment of Susan Murray as a Non-Executive Director of the Company and the promotion of Iain Napier to joint Vice Chairman alongside Tony Alexander, who will remain Senior Independent Director. The appointments form part of an ongoing review of Board membership to ensure that an appropriate level of independent Non-Executive Directors is maintained, through orderly succession and without compromising the effectiveness of the Board and its committees.

Ms. Murray, 47, was a member of the Board of Littlewoods Limited from October 1998 until January 2004, latterly as Chief Executive of Littlewoods Stores Limited.

Prior to joining Littlewoods she was Worldwide President and Chief Executive of The Pierre Smirnoff Company, part of Diageo plc. Ms. Murray is a fellow of the Royal Society of Arts, a council member of the Advertising Standards Authority and a Non-Executive Director of Enterprise Inns Plc.

Derek Bonham, Imperial Tobacco Group Chairman, said:

“I am delighted to welcome Susan to the Board.  Susan has an impressive track record in high-profile marketing and management roles and will bring a wealth of experience to the business.  I am also delighted that Iain has agreed to become joint Vice Chairman.  Both appointments will help to ensure that the Board remains suitably constituted to take the business forward. ”

ENQUIRIES

Simon Evans, Group Media Relations Executive	+44 (0) 117 933 7241

John Nelson-Smith, Investor Relations Manager	+44 (0) 117 933 7082

Imperial Tobacco Group PLC	+44 (0) 117 963 6636

Copies of all of our announcements are available on our website: www.imperial-tobacco.com